Exhibit 99.1

Daqo New Energy Announces Long-Term High-Purity Polysilicon Supply Agreements with Two Customers

Shanghai, China – December 23, 2020 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its subsidiary Xinjiang Daqo New Energy has signed long-term high-purity polysilicon supply agreements with a subsidiary of JA Solar (SZ:002459) and with another leading solar company.

Under the supply agreement with JA Solar, Daqo New Energy will provide JA Solar with high-purity mono-grade polysilicon in a total amount of 32,400 MT ~ 43,200 MT between January 2021 and December 2023. Actual volume and prices will be negotiated monthly by both parties according to market conditions.

Under the other supply agreement, Daqo New Energy will provide high-purity mono-grade polysilicon to a leading solar company in a total amount of 12,000 MT between January 2021 and December 2022. Actual volume and prices will be negotiated monthly by both parties according to market conditions.

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “We are very pleased to further strengthen our cooperation with JA Solar and another leading solar company, both of whom have been our long-term customers for years. Including the volume of these two agreements, approximate 79,800 MT of our polysilicon has already been booked under long-term supply agreements for 2021. We believe solar PV will play an increasingly important role in the global energy market as we are entering into the era of grid-parity and as the levelized cost of solar PV is being continuously reduced. As always, we will focus on our core business by accelerating our capacity expansion and providing high quality products to contribute our effort to the fast-growing solar PV market.”

About JA Solar

JA Solar is a manufacturer of high-performance photovoltaic products. With 12 manufacturing bases and more than 20 branches around the world, the company’s business covers silicon wafers, cells, modules and photovoltaic power stations. JA Solar products are available in 135 countries and regions and are used extensively in ground-mounted power plants, commercial & industrial rooftop PV systems and residential rooftop PV systems. With its advantages of continuous technological innovation, sound financial performance, and well-established global sales and service networks, JA Solar has been well received and highly recognized by clients from home and abroad. The company has been listed on Fortune China 500 and Global Top 500 New Energy Enterprises for several consecutive years.

About Daqo New Energy

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com